Exhibit 99.5

 Form of Proxy - Annual General and Special Meeting to be held on Thursday, June 18, 2015
This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every registered holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted in favour of such matter.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the directions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted or withheld from voting accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 AM (Vancouver time) on Tuesday, June 16, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

● Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	● Go to the following web site: www.investorvote.com ● Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Proxyholders named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder	OR	Print the name of the person you are appointing if this person is someone other than the Management Proxyholders

I/We being registered shareholder(s) of Almaden Minerals Ltd. hereby appoint: Duane Poliquin, or failing him, Morgan Poliquin,

as my/our proxyholder with full power of substitution to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, in favour of such matters) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of Almaden Minerals Ltd. ("Almaden" or the "Company") to be held at the Terminal City Club, Ceperley Room, 837 West Hastings Street, Vancouver, BC, on Thursday, June 18, 2015 at 11:00 AM (Vancouver time) (the "Meeting") and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against 1. Number of Directors To set the number of Directors at 7. 2. Election of Directors 01. Duane Poliquin For Withhold 02. Morgan Poliquin 03. John (Jack) McCleary 04. Gerald G. Carlson 05. Joseph Montgomery 06. Mark T. Brown 07. William J. Worrall 3. Appointment of Auditors To appoint Deloitte LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration. For Against 4. Advance Notice Policy To consider and, if thought fit, to confirm, ratify and approve an advance notice policy for Almaden, all as more particularly described in the accompanying management information circular (the "Information Circular"). 5. Arrangement Resolution To consider and, if thought fit, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve a statutory plan of arrangement (the "Plan of Arrangement") under Section 288 of the Business Corporations Act (British Columbia) which involves, among other things, the distribution of common shares of Almadex Minerals Limited ("Spinco") to current shareholders of Almaden on a basis of 0.6 Spinco shares per common share of Almaden outstanding, all as more particularly described in the accompanying Information Circular. Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our directions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting directions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date A L Q Q 2 0 8 6 8 5 A R 0